UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
___________________

FORM 11-K

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2015
OR
[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 1-278
A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
EMERSON ELECTRIC CO.
RETIREMENT SAVINGS PLAN
B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
EMERSON ELECTRIC CO.
8000 W. Florissant Ave.
P. O. Box 4100
St. Louis, MO 63136

Exhibit 1 - Page 13	Page 1 of 13

Report of Independent Registered Public Accounting Firm

The Management Review Committee
Emerson Electric Co.
Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Emerson Electric Co. Retirement Savings Plan (the Plan) as of September 30, 2014 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2014 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of Assets Held for Investment Purposes at End of Year – Schedule H, Line 4i as of September 30, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedule of Assets Held for Investment Purposes at End of Year – Schedule H, Line 4i as of September 30, 2015 is fairly stated in all material respects in relation to the 2015 financial statements as a whole.

/s/ KPMG LLP
St. Louis, Missouri
February 12, 2016

EMERSON ELECTRIC CO.
RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

	September 30
	2014	2015

Investments in Master Trust (Note 8), at fair value	$287,961,414	335,425,839
Employer contributions receivable	-	5,480
Participant contributions receivable	-	21,337
Loans receivable from participants in Master Trust	8,731,494	11,426,895

Net assets available for benefits	$296,692,908	346,879,551

See accompanying Notes to Financial Statements.

EMERSON ELECTRIC CO.
RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended September 30
	2014	2015

Interest in Master Trust investment appreciation (depreciation), net (Note 8)	$17,878,983	(29,060,020)
Interest income, participant loans	316,852	374,327
Transfers from other plans, net (Note 4)	7,217,235	100,608,777
Participant contributions	13,238,174	16,232,624
Rollover contributions	645,586	1,292,836
Employer contributions	4,425,662	5,352,305
Benefits paid to participants	(29,418,552)	(44,614,206)
Increase in net assets available for benefits	14,303,940	50,186,643

Net assets available for benefits, beginning of year	282,388,968	296,692,908

Net assets available for benefits, end of year	$296,692,908	346,879,551

See accompanying Notes to Financial Statements.

EMERSON ELECTRIC CO.
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

(1)	DESCRIPTION OF PLAN
The following description of the Emerson Electric Co. (Emerson or the Company) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan prospectus and the Plan document for additional information.
General
The Plan is a defined contribution plan subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). In general, any employee of a Company business unit which participates in the Plan is eligible to participate. New employees are automatically enrolled in the Plan unless they choose not to contribute and opt-out within 45 days of their hire date. At September 30, 2015, there were 8,452 employees participating in the Plan.
Participant Accounts
The Plan maintains a separate account for each participant. Within the account, the participant's interest in each of the Plan's investments is recorded for participant contributions, Company matching contributions, and any dividends, investment earnings or losses.
Contributions
Eligible participants may generally elect to have up to 40% of compensation, in increments of 1%, contributed to the Plan. Contributions may be made on a pretax, after-tax, or Roth basis, as elected by the participant and subject to certain ERISA and Plan limitations. New employees automatically enrolled in the Plan are done so with an election of 6% of pretax income contributed to an age appropriate Vanguard Target Retirement Trust.

Eligible participants may receive Company matching contributions equal to a percentage of a portion of each participant's contribution. Unvested Company contributions forfeited by terminated employees may be allocated to reduce future matching contributions or pay Plan expenses. Forfeitures of $260,119 and $137,659 were used to reduce Company contributions in 2015 and 2014, respectively. Forfeitures used to pay Plan expenses were insignificant in both years. Net Assets Available for Benefits included unallocated forfeitures of $146,605 and $111,940 as of September 30, 2015 and 2014, respectively.
The Company will begin transitioning from defined benefit to defined contribution retirement plans in 2016. The principal U.S. defined benefit pension plan has been closed to employees hired after January 1, 2016, and current employees not meeting combined age and years of service criteria will cease accruing benefits effective October 1, 2016. New employees and affected current employees will receive a nonelective Company contribution and increased match each year in this Plan.
Vesting
Participant contributions and any related dividends, earnings and losses are always 100% vested. Company matching contributions and any related dividends, earnings or losses generally vest at the rate of 20% per year of service for the first 5 years for most employees. Thereafter, matching contributions vest when made. All amounts fully vest upon retirement, or due to death, total and permanent disability, or termination of the Plan.

EMERSON ELECTRIC CO.
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

Investment Options
Participants designate the portion of their total contribution to be invested in the various Plan investment funds in 1% increments. Participants may change their investment elections at any time, and transfer any part of an existing account balance to any other investment fund, as permitted by Plan and fund policies. Transfers are made in 1% increments. A maximum of six transfers may be made per quarter. No advance notice is required for transfers.
Available mutual fund investments as of September 30, 2015 included the following: equity and equity index funds investing primarily in common stocks – Dodge & Cox Stock Fund, Vanguard Mid-Cap Growth Fund, Vanguard Morgan Growth Fund,  Vanguard Selected Value Fund, Vanguard Extended Market Index Fund, Vanguard Growth Index Fund, Vanguard Emerging Markets Stock Index Fund, Vanguard Institutional Index Fund, Vanguard Total International Stock Index Fund and Vanguard Value Index Fund; fixed income index funds investing in a diversified portfolio of bonds – Vanguard Short-Term Bond Index Fund and Vanguard Total Bond Market Index Fund.  Collective funds and trusts, which are private, include the following: equity funds investing primarily in common stocks – Capital Group U.S. and International Equity Funds; balanced trusts investing in a mix of stocks, bonds and cash – The Vanguard Target Retirement Trusts ranging from 2010 to 2060 and the Vanguard Target Retirement Income Trust; fixed income trust investing primarily in a diversified portfolio of bonds – Loomis Sayles Core Plus Fixed Income Trust. Participants may also invest in the JP Morgan 100% U.S. Treasury Securities Money Market Fund and the Emerson Common Stock Fund.  All funds may temporarily invest in cash and cash equivalents and also hold cash for liquidity.

The Emerson Stable Value Fund was closed and eliminated from the Plan on December 31, 2013, with participant balances transferred to the date-specific Vanguard Target Retirement Trust closest to the year in which the participant will reach age 65. The Loomis Sayles Core Plus Fixed Income Trust was added on December 10, 2014. The PIMCO Total Return Fund was closed and eliminated from the Plan on January 8, 2015, with participant balances transferred to the Loomis Sayles Core Plus Fixed Income Trust.

Participant Loans
Participants can borrow from the Plan at a rate of 1% over the Prime Rate on the date of borrowing as received by Vanguard from Reuters. Interest rates on loans outstanding at September 30, 2015, which includes loans transferred from other plans and loans deemed distributed per ERISA, vary between 4.25% and 10.5%. Loans are secured by the balance in the participant’s account, with payment terms generally between one and four years. With certain exceptions, participants can borrow the lesser of 50% of their vested account balance or $50,000, reduced by the highest outstanding loan balance during the prior 12 months. Loans are not made to participants who already have a loan outstanding. Participant loans are valued at amortized cost plus accrued interest. Under ERISA guidelines, certain delinquent loans are deemed to be distributed for IRS Form 5500 reporting.
Benefit Payments
Upon a participant's retirement after age 55, death, disability or other termination of employment with the Company, the entire vested balance in the participant's account is available for distribution. Each participant's distribution under the Plan is payable as a lump sum. Partial distributions (up to one per quarter) are permitted with a minimum amount of $1,000. Participants may elect to receive lump sum distributions entirely in cash, or in a combination of cash and shares of Emerson common stock. Distribution of vested account balances of at least $5,000 may be deferred by retired employees until age 70½, at which time required minimum distributions under ERISA must begin.

EMERSON ELECTRIC CO.
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

Participants who are actively employed by the Company may withdraw all or a portion of their after-tax contributions, vested matching contributions that have been in the Plan at least two years, and amounts transferred or rolled-over from another plan qualified under Section 401 of the Internal Revenue Code (the Code). If a participant is at least age 59½, all contributions in the Plan can be withdrawn. Roth 401(k) withdrawals must fulfill the five year participation period.
Actively-employed participants may request, subject to approval, a withdrawal of all or a portion of their pretax contributions subject to demonstration of substantial financial hardship.

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Benefit payments are recorded when paid as all assets are available to pay benefits.
Investment Valuation and Income Recognition
See Notes 8 and 10 regarding investments in the Master Trust.

Risks and Uncertainties
The Plan invests in securities and mutual funds which are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that significant changes in the values of investment securities could occur in the near term. Such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Operating Expenses
Administrative expenses necessary for the operation and management of the Plan are shared by the Company and Plan participants. The Company has not paid transaction costs for brokerage commissions for the Emerson Common Stock Fund, or investment management fees and expenses charged directly against the investment funds.
Use of Estimates
Certain amounts included in the financial statements are estimated based on currently available information and management’s judgment as to the outcome of future conditions and circumstances. While every effort is made to ensure the accuracy of such estimates, including the use of third-party specialists where appropriate, actual results could differ from these estimates.

(3)	TAX STATUS
The Internal Revenue Service (IRS) has determined, and informed the Company by a letter dated September 16, 2013, that the Plan and its related trust are designed in accordance with applicable sections of the Code. Plan amendments have been made subsequently which were not specifically covered by the 2013 letter. The Plan administrator and the Plan tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Code, and therefore remains tax qualified. As of September 30, 2015, there are no uncertain tax positions.

(4)	TRANSFERS TO OR FROM OTHER PLANS
During 2015, certain participants and $102,099,073 of net assets were transferred from the Emerson Electric Co. Employee Savings Investment Plan (ESIP) to the Plan to reflect hourly and union employees in the Plan and salaried employees in the ESIP in accordance with plan design.

EMERSON ELECTRIC CO.
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

During 2014, net assets of $9,084,835 were transferred into the Plan due to the acquisition of the remaining noncontrolling interest in Appleton Group (formally EGS Electrical Group).

In 2015 and 2014, certain participant accounts were transferred to or from other Company or third-party benefit plans, as those participants transferred from one Company business unit to another.

(5)	PARTIES-IN-INTEREST
Certain investments in the Master Trust, including some mutual funds and collective funds, are managed by Vanguard, the Plan’s trustee and recordkeeper. Additionally, the Company is the Plan sponsor and Emerson common stock is an investment option. These transactions qualify as “party-in-interest” transactions and are allowed under ERISA regulations.

(6)	PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested in their accounts.

(7)	RECONCILIATION OF FINANCIAL STATEMENTS TO IRS FORM 5500
Following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Plan’s IRS Form 5500.

	September 30
	2014	2015

Net Assets Available for Benefits per the financial statements	$296,692,908	346,879,551
Participant loans deemed distributed	(231,217)	(287,994)
Amount allocated to withdrawing participants	(4,909)	(26,602)

Net Assets Available for Benefits per IRS Form 5500	$296,456,782	346,564,955

Following is a reconciliation of benefits paid to participants per the financial statements to the Plan’s IRS Form 5500.

	Year Ended September 30
	2014	2015

Benefits paid to participants per the financial statements	$29,418,552	44,614,206
Participant loans deemed distributed, end of year	231,217	287,994
Participant loans deemed distributed, beginning of year	(245,086)	(231,217)
Amount allocated to withdrawing participants	(1,959)	21,693

Benefits paid to participants per IRS Form 5500	$29,402,724	44,692,676

Amounts are allocated to withdrawing participants on IRS Form 5500 for benefit claims that have been processed and approved for payment, but not yet paid as of September 30, 2015 and 2014.

EMERSON ELECTRIC CO.
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

(8)	MASTER TRUST
All of the Plan’s investments are held in a Master Trust, consisting of the Plan and other defined contribution plans of Emerson Electric Co. and subsidiaries. All Plan income or loss is derived from Master Trust investment appreciation or depreciation.
Each participating plan’s interest in the assets of the Master Trust is based on participant account balances. Additionally, loans to Plan participants are included in the Master Trust. At September 30, 2015 and 2014, the Plan’s interest in the net assets of the Master Trust was approximately 8% and 6%, respectively. Master Trust investment income and expenses are allocated to participating plans based on respective balances.
The Plan’s investments in the Master Trust are stated at fair value. The fair values of mutual funds and Emerson common stock are based on quoted market prices in active markets. Money market funds are stated at cost, which approximates fair value. Shares of collective funds are valued from either broker/dealer quotation or market-observed pricing for the underlying assets held. There are no restrictions on the redemption of these investments. The cost basis of investments held under the Plan is determined using the average cost method of accounting. The Company has no unfunded commitments related to these assets.
The following table presents the fair values of all investments in the Master Trust.

	September 30
	2014	2015
Mutual funds:
Equity funds	$764,928,287	727,514,678
Equity index funds	667,829,150	658,140,457
Fixed income funds	158,892,710	-
Fixed income index funds	160,405,900	192,974,226

Total mutual funds	1,752,056,047	1,578,629,361
Collective funds and trusts:
Balanced index trusts	1,912,004,100	1,832,204,337
Equity funds	224,501,665	209,647,398
Fixed income trusts	-	127,518,602

Total collective funds and trusts	2,136,505,765	2,169,370,337
Emerson Common Stock Fund	686,835,739	463,641,052
Money market funds	130,502,451	171,483,485

Total Master Trust investments at fair value	$4,705,900,002	4,383,124,235

Plan’s share of Master Trust investments at fair value	$287,961,414	335,425,839

EMERSON ELECTRIC CO.
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

Investment income for the entire Master Trust follows.

	Year Ended September 30
	2014	2015

Net appreciation (depreciation) of mutual funds	$249,256,433	(1,647,902)
Net depreciation of Emerson common stock	(3,143,772)	(174,615,061)
Net appreciation (depreciation) of collective funds	118,711,276	(37,856,509)
Interest, net of fees	6,216,951	(19,027)

Total Master Trust investment income (loss)	$371,040,888	(214,138,499)

Plan’s share of Master Trust investment income (loss)	$17,878,983	(29,060,020)

(9)	EMERSON COMMON STOCK FUND
A portion of the Company’s matching contributions are invested in the Emerson Common Stock Fund. Participants are allowed to immediately transfer any Company matching contributions to other funds offered in the Plan, subject to the number of allowed fund transfers within a quarter. Information about net assets and changes in net assets relating to the Emerson Common Stock Fund follows.

	September 30
	2014	2015

Net assets: Emerson common stock	$80,636,178	59,195,812

	Year Ended September 30
	2014	2015
Changes in net assets:
Realized gain (loss), net	$357,472	(1,498,526)
Unrealized depreciation, net	(3,028,215)	(23,096,024)
Dividends received	2,247,141	2,465,088
Transfers to other funds	(2,676,949)	(3,326,311)
Loan repayments	869,315	809,758
Transfers (to) from other plans, net	(575,089)	8,392,424
Participant contributions	1,516,543	1,438,595
Rollover contributions	99	20,788
Employer contributions	3,833,051	3,978,313
Benefits paid to participants	(8,176,519)	(10,624,471)

Net change in Emerson Common Stock Fund	$(5,633,151)	(21,440,366)

EMERSON ELECTRIC CO.
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

(10)	FAIR VALUE MEASUREMENTS
Under Accounting Standards Codification (ASC) 820 Fair Value Measurement, a formal hierarchy and framework exists for measuring fair value and making disclosures about fair value measurements and the reliability of valuation inputs. Within the hierarchy, Level 1 instruments use observable market prices for the identical item in active markets and have the most reliable valuations. Level 2 instruments are valued through broker/dealer quotation or through market-observable inputs for similar items in active markets, including forward and spot prices, interest rates and volatilities. Level 3 instruments, of which there are none, are valued using inputs not observable in an active market, such as entity-developed future cash flow estimates, and are considered the least reliable.
Following is a categorization of all Master Trust investments (see Note 8) by level within the ASC 820 fair value hierarchy.

	September 30, 2015
	Level 1	Level 2	Total
Mutual funds:
Equity funds	$727,514,678	-	727,514,678
Equity index funds	658,140,457	-	658,140,457
Fixed income index funds	192,974,226	-	192,974,226

Total mutual funds	1,578,629,361	-	1,578,629,361
Collective funds and trusts:
Balanced index trusts		1,832,204,337	1,832,204,337
Equity funds	-	209,647,398	209,647,398
Fixed income trusts	-	127,518,602	127,518,602

Total collective funds and trusts	-	2,169,370,337	2,169,370,337
Emerson Common Stock Fund	463,641,052	-	463,641,052
Money market funds	171,483,485	-	171,483,485

Investments at fair value	$2,213,753,898	2,169,370,337	4,383,124,235

	September 30, 2014
	Level 1	Level 2	Total
Mutual funds:
Equity funds	$764,928,287	-	764,928,287
Equity index funds	667,829,150	-	667,829,150
Fixed income funds	158,892,710	-	158,892,710
Fixed income index funds	160,405,900	-	160,405,900

Total mutual funds	1,752,056,047	-	1,752,056,047
Collective funds and trusts:
Balanced index trusts	-	1,912,004,100	1,912,004,100
Equity funds	-	224,501,665	224,501,665

Total collective funds and trusts	-	2,136,505,765	2,136,505,765
Emerson Common Stock Fund	686,835,739	-	686,835,739
Money market funds	130,502,451	-	130,502,451

Investments at fair value	$2,569,394,237	2,136,505,765	4,705,900,002

Notes to Financial Statements

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Management Review Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EMERSON ELECTRIC CO.
RETIREMENT SAVINGS PLAN

by:	/s/ Richard J. Schlueter
Richard J. Schlueter, on behalf of the
Management Review Committee
Date: February 12, 2016

Exhibit 1
EMERSON ELECTRIC CO. RETIREMENT SAVINGS PLAN

Schedule of Assets Held for Investment Purpose at End of Year – Attachment for IRS Form 5500 Schedule H, Line 4i
As of September 30, 2015

Emerson Electric Co. Retirement Savings Plan

	Identity of Issue	Investment Type	Cost***	Current Value**

*	Participant Loan Fund	Interest Rate Range: 4.25% - 9.25%**		$11,138,901

*	Party-in-Interest
**	Current value and the range of interest rates exclude participant loans deemed distributed in accordance with IRS Form 5500 instructions for Schedule H, Line 4i.
***	Cost excluded in accordance with IRS Form 5500 instructions for Schedule H, Line 4i.